UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act Of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 1-13484
COHESANT TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)
5845 West 82nd Street, Suite 102
Indianapolis, IN 46278
(317) 871-7611
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐
     Approximate number of holders of record as of the certification or notice date:          ONE (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, Cohesant Technologies Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 27, 2008	BY:	/s/ Karen Park Gallivan
Karen Park Gallivan
Vice President and Secretary